                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 24, 1998

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)


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SCHEDULE 3A                         [LOGO]                 London STOCK EXCHANGE


--------------------------------------------------------------------------------

APPLICATION FOR ADMISSION OF SECURITIES TO LISTING
(Shares and Debt Securities)


This form of application for admission of securities to listing should be suitably adapted for an issuer which is not a public limited company.


To:   London Stock Exchange ("the Exchange")                  24 August 1998
                                                          ----------------------


Details of securities to be listed


                   Micro Focus Group plc
---------------------------------------------------------[insert name of issuer]
("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised                 Denomination             Issues and paid to
                                                    (inclusive of present issue)

     212,000,000     in  Ordinary shares of         177,468,232
--------------------     --------------------       ----------------------------
                     in  2p each                    (21,514,084)
--------------------     --------------------       ----------------------------
                     in                             (12,526,924)
--------------------     --------------------       ----------------------------
                     in
--------------------     --------------------       ----------------------------

--------------------                                ----------------------------
(GBP) 4,240,000                                     (GBP)3,549,361
--------------------                                ----------------------------

(Please include in brackets those shares listed under block listing procedures but not yet allotted)


Debt securities


Nominal value          Redemption date                  Coupon


-------------------    --------------------            -------------------------

-------------------    --------------------            -------------------------

-------------------    --------------------            -------------------------

-------------------    --------------------            -------------------------

-------------------
(GBP)
-------------------

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)


            96,922,761 Ordinary Shares of 2p each: 62,881,753 shares pursuant to
--------------------------------------------------------------------------------

acquistion, 12,526,924 shares for options pursuant to acqusition , 21,514,084
--------------------------------------------------------------------------------

shares for new option plan
--------------------------------------------------------------------------------


Type of issue for which application is being made


Vendor consideration:  Micro Focus aquistion of Intersolv, Inc.
--------------------------------------------------------------------------------

New option plan
--------------------------------------------------------------------------------


Are the securities for which application is now made:

(a)    identical * in all respects? YES

       If no, how do they differ and when will they become identical?

       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

(b)    identical * in all respects with an existing class of security? YES


       If no, how do they differ and when will they become identical?

       -------------------------------------------------------------------------

       -------------------------------------------------------------------------


(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future? NO


       If yes, state when and on what stock exchange(s):

       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

Notes:

       * Identical means in this content

       (a) the securities are of the same nominal value with the same amount called up or paid up:

       (b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net): and

       (c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

       If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this affect.

Details of document at title


Please give details of renounceable document (where applicable):



(a)  Type of document
     (which  must  comply with the relevant
     provisions  of chapter 13 of the listing rules):  -------------------------


(b)  Proposed date of issue:                           -------------------------


(c)  Last day of splitting:                            -------------------------

       (i)    Not paid:                                -------------------------

       (ii)   Partly paid:                             -------------------------

       (iii)  Fully paid                               -------------------------


(d)    Last day for renunciation                       -------------------------







Definitive certificates

Definitive  certificates  (in  respect of the class of  security/securities  for

                                                     80,545,471
which listing is sought have already been issued for ------------ shares [insert

                                  N/A                          N/A
number of shares] and/or (GBP) ------------   nominal   of  ------------ [insert

                                                           ALLOTMENT
designation of debt  securities] and  will  be ready  on ------------------- for

164,941,308                                                      N/A
----------------- shares [insert number of shares] and/or(GBP)------------------

               N/A
nominal of --------------------[insert designation of debt securities].

Declaration

We  acknowledge  our   obligations   under  the  listing  rules  and  the  legal
implications of listing under the Financial Services Act 1986. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particular/prospectus has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.6(i) of the listing rules of the Exchange in due course.



Signed:        /s/ Rick Van Hoesen
               -----------------------------

Director or secretary or
other duly authorised officer
for and on behalf of





Micro Focus Group plc
-------------------------------
Name of issurer



To be completed in all cases





Application to be heard on:                           (TBA)                 1998
                                                      --------------------------

Dealings expected to commence on:                     (TBA)                 1998
                                                      --------------------------

Name(s) of contact(s) of issuer regarding the application:   Karen Gawn
                                                      --------------------------

Telephone number:                                            0171 568 2144
                                                      --------------------------



Notes: * delete as appropriate

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 1, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary